Pacer Funds Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355

December 11, 2019

VIA EDGAR TRANSMISSION

Mr. DeCarlo McLaren
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: Pacer Funds Trust (the “Trust”)
File Nos.: 333-201530 and 811-23024

Dear Mr. McLaren:
This correspondence responds to comments the Trust received from the accounting staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Trust’s Post-Effective Amendment (“PEA”) No. 50 to its registration statement, filed on behalf of its series the Pacer CSOP FTSE China A50 ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

The Trust’s responses to your comments are as follows:

1.Staff Comment: Remove any and all brackets and fill in any blanks in the Trust’s next post-effective amendment filing. Please also note, the Trust and its management are responsible for accuracy and adequacy of the disclosure notwithstanding any review or action by the staff of the SEC.

Response: The Trust has revised the disclosure as requested and notes your comment.

2.Staff Comment: We note that the Fund has a strategy to track an index with significant exposure to non-U.S. companies. Please provide disclosure associated with limitations of the investment adviser’s ability to oversee the index provider’s due diligence process over index data prior to its use in index computation, construction, and/or balancing.

Response: The Trust notes that the Index is comprised of the 50 largest A Share companies, which is constructed using publicly available data regarding a company’s market capitalization and trading volume. The Trust does not believe there are any material limitations of the investment adviser’s ability to oversee the index provider’s due diligence process over index data, and therefore respectfully declines to make the requested revision.

3.Staff Comment: Is there any risk under the current climate that the Shanghai-Hong Kong Stock Connect program could dissolve or not be relied upon? If so, what would be the impact on the Fund, and what steps would the Fund take to protect investors?

Response: The Trust does not have any information that would suggest there is any material risk that the Shanghai-Hong Kong Stock Connect program could dissolve or not be relied upon, and therefore respectfully declines to make the requested revision.

4.Staff Comment: Please disclose each type of derivative in which the Fund may invest as a principal investment strategy, tailored specifically to how the Fund expects to use each type of derivative. Please also describe the risks of investing in each type of derivative. See Barry Miller Letter to the ICI dated July 30, 2010.

Response: The Trust notes that the Fund will not invest in derivatives as part of its principal investment strategy. Disclosure in the Prospectus relating to the Fund’s use of derivatives and its corresponding risk has been deleted.

5.Staff Comment: Under “Summary Section—Fund Performance,” please review the references to the “Target Fund” in the narrative and in the Average Annual Total Returns table.

Response: All references to the “Target Fund” have been updated to CSOP FTSE China A50 ETF, a series of CSOP ETF Trust, as the “Predecessor Fund.” As part of the reorganization of the Predecessor Fund into the Fund, the Fund will adopt the performance of the Predecessor Fund, so that the Predecessor Fund’s performance is that of the Fund.

6.Staff Comment: Please include an appropriate broad-based securities market index for the FTSE China A50 Net Total Return Index and a brief narrative why the selected index is appropriate. See Item 4(b)(2) of Form N-1A.

Response: The Trust believes that the FTSE China A50 Net Total Return Index is an appropriate broad-based securities market index, as the Index is designed to represent the performance of the mainland Chinese market that is available to A Share investors, but also Chinese companies that are not listed in China. In addition, the Index represents a cross-section of market capitalizations and a broad spectrum of industries. The Index is composed of A Share securities of companies that are traded by Chinese and institutional investors under the QFII and RQFII programs, as well as the Stock Connect programs. Therefore, the Trust respectfully declines to make the requested revision.

7.Staff Comment: When describing the portfolio managers under “Summary Section—Portfolio Management,” please change the disclosure to state that Mr. Lu and Mr. Zhang are jointly and primarily responsible for the management of the Fund, if accurate.

Response: The requested change has been made.

8.Staff Comment: In the section entitled “Additional Information about the Fund,” please state the Fund’s investment objective and how the Fund intends to achieve its objective. See Items 4 and 9 of Form N-1A.

Response: The Trust respectfully declines to make the requested revision. General Instruction C(3)(a) to Form N-1A states “information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Trust notes that the Fund’s investment objective and how the Fund intends to achieve this objective are disclosed in the Summary Section of the Prospectus.
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If you have any questions regarding the foregoing, please contact Alyssa M. Bernard of U.S. Bank Global Fund Services at (414) 765-6316 or alyssa.bernard@usbank.com.

Very truly yours,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Assistant Vice President
U.S. Bank Global Fund Services
as Administrator for the Trust